Exhibit 99.1

GLOBUS MARITIME LIMITED

GLOBUS MARITIME ANNOUNCES EXERCISE OF WARRANTS

Athens, Greece, September 27, 2017. Globus Maritime Limited (the “Company” or "Globus") (NASDAQ: GLBS), a dry bulk shipping company, announced today that an investor holding warrants originally issued pursuant to the Company’s February 2017 private placement has elected to exercise its right to purchase 500,000 of the Company’s common shares at a price of $1.60 per share.

Athanasios “Thanos” Feidakis, Chief Executive Officer and Chief Financial Officer of the Company, commented:

“We are pleased to have strengthened our balance sheet by $800,000. We consider this evidence of our investors’ support for our relentless efforts to move forward.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’s subsidiaries own and operate five vessels with a total carrying capacity of 300,571 dwt and a weighted average age of 9.3 years as of June 30, 2017.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr